Exhibit 99.1

Media release

4 February 2005

Westpac, Commonwealth Bank and National Australia Bank establish a utility for cheque processing

Westpac Banking Corporation, the Commonwealth Bank and National Australia Bank announced today that they have awarded a contract to Fiserv to provide cheque processing services for the three banks from April 2005. The contract is worth in excess of AUD$600m over a term of 12 years. Fiserv will supply Day One cheque processing and image archive services to the banks.

In addition to providing technology improvements, the contract with Fiserv is expected to deliver scale and efficiency benefits in the face of declining cheque volumes.

Andrew Carriline, Westpac’s General Manager, Strategic Sourcing said “the arrangement is a sensible response to declining cheque usage in Australia. By combining the volumes of the three banks we can ensure customers benefit from modern technology and systems and that these are introduced and maintained in a cost effective manner.”

Former Westpac employees at UPSL who currently perform cheque processing operations for Westpac will be offered positions with Fiserv, on at least comparable terms and conditions to those that they are currently employed under. No selection process will be involved.

UPSL will continue to provide cheque-processing services to Westpac until transition is completed.

Ends.

For Further Information

Name:	Julia Quinn
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3443
Mb:	0409 311 197

About Fiserv

Fiserv, Inc. (Nasdaq: FISV) provides information management systems and services to the financial industry, including transaction processing, outsourcing, business process outsourcing and software and systems solutions.  The company serves more than 15,000 clients worldwide, including banks, credit unions, financial planners/investment advisers, insurance companies and agents, self-funded employers, lenders and savings institutions.  Headquartered in Brookfield, Wis., Fiserv reported US$3.4 billion in processing and services revenues for 2004.  Fiserv can be found on the Internet at www.fiserv.com.